================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                              TRITON ENERGY LIMITED
                                (Name of Issuer)



                 COMMON STOCK (ORDINARY SHARES), $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    G90751101
                                 (CUSIP NUMBER)



                             LAWRENCE D. STUART, JR.
                                HM4 TRITON, L.P.
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                               SEPTEMBER 30, 1998
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

CUSIP NO. G90751101              Schedule 13D/A                     Page 2 of 10

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                 HM4 Triton, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                      WC, BK
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
                        ----------------------------------------------------------------------------------------------
Number of Shares        7    Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8    Shared Voting Power
Owned                                                8,090,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9    Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10   Shared Dispositive Power
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8.090,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       18.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D/A                   Page 3 of 10

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                           HM4/GP Partners Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,090,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       18.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101              Schedule 13D/A                     Page 4 of 10

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                          HM GP Partners IV Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,090,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       18.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D/A                   Page 5 of 10



----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                              HM Fund IV Cayman, LLC
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,090,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       18.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                   OO (Cayman Islands limited liability company)
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101               Schedule 13D/A                    Page 6 of 10


----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                  Thomas O. Hicks
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        PF
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  State of Texas
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,090,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,090,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       18.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        IN
----------------------------------------------------------------------------------------------------------------------

                                  Schedule 13D/A                    Page 7 of 10

         This Amendment No. 1 to Schedule 13D is being filed by HM4 Triton, L.P. ("Purchaser"), HM4/GP Partners Cayman, L.P., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman, LLC, and Thomas O. Hicks (collectively, the "Reporting Persons"), to amend items 8, 10, 11 and 13 of the cover page for each of the Reporting Persons and Item 1 and Item 5(a) and (b) to (i) include the effect of the October 12, 1998, purchase by Purchaser of an additional 354,800 Ordinary Shares of Triton Energy Limited, as reported in Item 5(c) of the original
Schedule 13D dated October 12, 1998 (the "Original Schedule 13D"), which shares inadvertently were omitted from the calculations set forth in items 8, 10, 11 and 13 of the cover pages for each of the Reporting Persons and Item 1 and Item 5(a) and (b) in the Original Schedule 13D, and (ii) to reflect the purchase by Purchaser of an additional 92,500 Ordinary Shares of Triton Energy Limited on October 13, 1998. This Amendment No. 1 to Schedule 13D also amends Item 3 and
Item 5(c) of the Original Schedule 13D to reflect the purchase by Purchaser of the additional 92,500 Ordinary Shares of Triton Energy Limited on October 13, 1998. The cover page for each of the Reporting Persons and the full text of each of Items 1, 3, 5(a) and (b) and 5(c), as amended hereby, are restated in their entirety in this Amendment No. 1. Items 2, 4, 5(d), 5(e) and 6 of the Original Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of Triton Energy Limited, a Cayman Islands company (the "Company"). The Reporting Persons beneficially own such equity securities as a result of HM4 Triton, L.P.'s, record ownership of 800,500 Ordinary Shares and 1,822,500 8% Convertible Preference Shares, par value $0.01 per share, of the Company ("Preference Shares"). Each Preference Share currently is convertible at any time at the option of the holder, prior to redemption by the Company, into four Ordinary Shares, subject to customary antidilution protections. The Preference Shares first become redeemable by the Company, at its option in whole but not in part, on September 30, 2001, provided the Ordinary Shares have traded at certain specified levels prior to redemption.

         The address of the Company's principal executive offices is Caledonian House, Mary Street, P. O. Box 1043, George Town, Grand Cayman, Cayman Islands.

ITEM 3.           SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Purchaser utilized $127,575,000 of its working capital to purchase 1,822,500 Preference Shares on September 30, 1998, at $70.00 per share. This working capital was provided by capital contributions to the Purchaser from HM4/GP and the limited partners of the Purchaser. HM4/GP obtained the funds contributed to Purchaser by capital contributions from HM GP and the limited partners of HM4/GP; HM GP obtained the funds contributed to HM4/GP by capital contributions from General Partner and the limited partners of General Partner; General Partner obtained the funds contributed to HM GP by capital contributions from Hicks; and Hicks obtained the funds contributed to General Partner from personal funds.

         The Purchaser utilized $6,972,389 borrowed pursuant to a $30 million line of credit facility to purchase an aggregate of 800,500 Ordinary Shares in open market purchases on October 8, 9, 12 and 13, 1998. See Item 5(c) below.

                                  Schedule 13D/A                    Page 8 of 10

Bankers Trust Company provided the line of credit facility for the sole purpose of providing interim financing to enable Purchaser to purchase Ordinary Shares prior to the receipt by Purchaser of additional capital contributions from its partners. Purchaser intends to repay the borrowings under the line of credit facility within the next several days with capital contributions from its partners. The terms of the line of credit facility are set forth in the Line Letter and Base Rate Promissory Note attached hereto as Exhibits 10.5 and 10.6, respectively, and incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Purchaser is the record and beneficial owner of 800,500 Ordinary Shares, which represent approximately 1.8% of the Company's outstanding Ordinary Shares (giving effect to the conversion of Preference Shares held by Purchaser at the current conversion rate). The Purchaser also is the record owner of 1,822,500 Preference Shares, or 100% of the issued and outstanding Preference Shares. The 1,822,500 Preference Shares currently are convertible into an aggregate of 7,290,000 Ordinary Shares, which Ordinary Shares are beneficially owned by Purchaser and represent approximately 16.6% of the Company's Ordinary Shares outstanding (giving effect to the conversion of the Preference Shares held by Purchaser at the current conversion rate). The 8,090,500 Ordinary Shares beneficially owned by the Purchaser as described above represent approximately 18.4% of the Company's Ordinary Shares outstanding, giving effect to the conversion of Preference Shares held by Purchaser.

         As a result of the relationship of Hicks to the General Partner, the General Partner to HM GP, HM GP to HM 4/GP, and HM4/GP to the Purchaser, each Reporting Person may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Ordinary Shares and Preference Shares owned by Purchaser.

         (c) On September 30, 1998, the Purchaser acquired 1,822,500 Preference Shares, at a price of $70.00 per share, from the Company pursuant to the Purchase Agreement, which Preference Shares currently are convertible into 7,290,000 Ordinary Shares. On October 8, 9, 12 and 13, 1998, Purchaser acquired a total of 800,500 Ordinary Shares in open market purchases as follows:

NUMBER OF SHARES            DATE ACQUIRED                PRICE PER SHARE                   MANNER
----------------            -------------                ---------------                   ------
     290,700               October 8, 1998                     $8.25                open market purchase
       2,500               October 9, 1998                     $8.375               open market purchase
      10,000               October 9, 1998                     $8.50                open market purchase
       6,000               October 9, 1998                     $8.5625              open market purchase
       3,000               October 9, 1998                     $8.625               open market purchase
      22,500               October 9, 1998                     $8.75                open market purchase
      12,500               October 9, 1998                     $8.9375              open market purchase
       6,000               October 9, 1998                     $9.00                open market purchase
     354,800               October 12, 1998                    $9.00                open market purchase
      92,500               October 13, 1998                    $9.00                open market purchase

                                  Schedule 13D/A                    Page 9 of 10



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.(1)*

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners, L.P.*

         10.4 Financial Advisory Agreement, dated August 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners, L.P.*

         10.5 Line Letter dated October 9, 1998, by and between Bankers Trust Company and HM4 Triton, L.P.(2)*

         10.6 Base Rate Promissory Note dated October 9, 1998, in the original principal amount of $30,000,000, executed by HM4 Triton, L.P., and payable to Bankers Trust Company.*

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D regarding Coho Energy, Inc., filed with the Securities and Exchange Commission on May 20, 1998, and incorporated herein by reference).

         24.2     Power of Attorney for HM4/GP Partners Cayman, L.P.*

         24.3     Power of Attorney for HM GP Partners IV Cayman, L.P.*

         24.4     Power of Attorney for HM Fund IV Cayman, LLC.*

         24.5     Power of Attorney for HM4 Triton, L.P.*

         99.1 Joint Filing Agreement dated October 9, 1998, among HM4 Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O. Hicks.*
------------------------------
* Previously Filed.

(1) The Stock Purchase Agreement is filed herewith without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Purchaser upon written request.

(2) The Line Letter is filed herewith without attached exhibits, but such omitted exhibits will be provided by the Purchaser upon written request.

                                  Schedule 13D/A                   Page 10 of 10



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated October 13, 1998                  HM4 TRITON, L.P.



                                        By: /s/ MICHAEL D. SALIM
                                            -----------------------------------
                                            Michael D. Salim
                                            Attorney-in-Fact


Dated October 13, 1998                  THOMAS O. HICKS


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated October 13, 1998                  HM4/GP PARTNERS CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated October 13, 1998                  HM GP PARTNERS IV CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated October 13, 1998                  HM FUND IV CAYMAN, LLC


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact

CUSIP NO. G90751101               Schedule 13D/A

                                  EXHIBIT INDEX


         10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.(1)*

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co.
                  Partners, L.P.*

         10.4 Financial Advisory Agreement, dated AUGUST 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners,
                  L.P.*

         10.5     Line Letter dated October 9, 1998, by and between Bankers
                  Trust Company and HM4 Triton, L.P.(2)*

         10.6 Base Rate Promissory Note dated October 9, 1998, in the original principal amount of $30,000,000, executed by HM4
                  Triton, L.P., and payable to Bankers Trust Company.*

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D regarding Coho Energy, Inc., filed with the
                  Securities and Exchange Commission on May 20, 1998, and incorporated herein by reference).

         24.2     Power of Attorney for HM4/GP Partners Cayman, L.P.*

         24.3     Power of Attorney for HM GP Partners IV Cayman, L.P.*

         24.4     Power of Attorney for HM Fund IV Cayman, LLC.*

         24.5     Power of Attorney for HM4 Triton, L.P.*

         99.1     Joint Filing Agreement dated October 9, 1998, among HM4
                  Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV
                  Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O.
                  Hicks.*

------------------------------

* Previously Filed.

(1) The Stock Purchase Agreement is filed herewith without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Purchaser upon written request.

(2) The Line Letter is filed herewith without attached exhibits, but such omitted exhibits will be provided by the Purchaser upon written request.